UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Second Quarter of

Fiscal Year 2012

BEIJING, China, September 14, 2012 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV), a leading internet video company, focusing on User Generated Content (“UGC”) in China, today announced unaudited financial results for the second quarter of fiscal year 2012, ended June 30, 2012.

Second Quarter 2012 Highlights (1)

•

GAAP net loss narrowed and was US$1.47 million (RMB9.35 million), as compared to a net loss of US$1.79 million in the first quarter of 2012 and US$21.60 million in the second quarter of 2011. Non-GAAP net loss, which the Company defines as net loss excluding share-based compensation expenses, was US$1.53 million (RMB9.73 million) in the second quarter of 2012, as compared to non-GAAP net loss of US$1.28 million in the first quarter of 2012 and US$21.16 million in the second quarter of 2011.

•	Basic and diluted loss per ADS was US$0.03 (RMB0.19) in the second quarter of 2012, as compared to US$0.04 in the first quarter of 2012 and US$0.61 in the second quarter of 2011.

•	Cash and cash equivalents were US$23.28 million (RMB147.91 million) as of June 30, 2012.

•

Net cash used in operating activities was US$1.41 million (RMB8.98 million) in the second quarter of 2012, as compared to US$1.07 million in the first quarter of 2012 and US$9.36 million in the second quarter of 2011.

•	A partnership with SNS website Kaixin001 was announced in May 2012 whereby the Company will supply technology support to all video uploading activities on Kaixin001 as the video hosting provider.

•	On July 12, 2012, the Company held its 2012 Annual General Meeting of shareholders.

(1)	The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.353, representing the noon buying rate as of June 29, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on June 29, 2012, or at any other rate.

Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “I am pleased to announce our second quarter’s earnings release. During the second quarter, both the quality and quantity of our value generating users have grown to a record high level. We started focusing on the UGC business model in the second quarter of 2011. Ever since, we have greatly reduced our costs and expenses and steadily expanded our user base and content inventory through this new business model. We believe our advanced cost control structure and operational model are the fundaments for our sustainable development and eventual profitability.

However, since we have been trying different new monetization strategies, our total revenue in second quarter has dropped from US$4.68 million of first quarter 2012 to US$3.03 million. Going forward, as we strongly believe UGC business model will be the main stream of online video ecosystem, we intend to further strengthen our leading position in this area by bringing our users smoother, faster and more interactive video experiences through our continuously upgraded products.”

Second Quarter 2012 Financial Results

Total revenues were US$3.03 million (RMB19.24 million) in the second quarter of 2012, representing a decrease of 35.3% from US$4.68 million in the first quarter of 2012 and a decrease of 24.4% from US$4.01 million in the second quarter of 2011.

In the second quarter of 2011, the Company started to generate advertising revenues from performance advertising using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an affiliated advertising agent which is a subsidiary of Shanda Interactive Entertainment Limited, the Company’s majority shareholder. The Company generated 94.8% of total revenues in the second quarter of 2012 through this affiliated advertising agent, as compared to 80.9% of total revenues in the first quarter of 2012.

Cost of revenues was US$3.66 million (RMB23.25 million) in the second quarter of 2012, representing an increase of 3.7% from US$3.53 million in the first quarter of 2012 and a decrease of 70.1% from US$12.24 million in the second quarter of 2011. Gross loss was US$0.63 million (RMB4.01 million) in the second quarter of 2012, as compared to a gross profit of US$1.15 million in the first quarter of 2012 and a gross loss of US$8.23 million in the second quarter of 2011. Non-GAAP gross loss, which is herein defined as a gross loss excluding share-based compensation expenses, was US$0.66 million (RMB4.21 million) in the second quarter of 2012, as compared to a non-GAAP gross profit of US$1.24 million in the first quarter of 2012 and a non-GAAP gross loss of US$8.10 million in the second quarter of 2011. The gross loss in the second quarter of 2012 resulted from a decrease in revenues of US$1.65 million (RMB10.49 million) as compared to the first quarter of 2012.

Operating expenses were US$1.64 million (RMB10.44 million) in the second quarter of 2012, representing a decrease of 41.8% from US$2.82 million in the first quarter of 2012 and a decrease of 87.6% from US$13.19 million in the second quarter of 2011. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, were US$1.67 million (RMB10.63 million) in the second quarter of 2012, as compared to non-GAAP operating expenses of US$2.41 million in the first quarter of 2012 and US$12.87 million in the second quarter of 2011. The decrease as compared to the first quarter of 2012 was mainly attributable to changed facts and circumstances during the second quarter that led to (1) a US$0.57 million (RMB3.59 million) benefit recorded for the reversal of accrued liabilities related to favorable settlements of copyright infringement and (2) a US$0.53 million (RMB3.36 million) benefit recorded for the reversal of share-based compensation expenses previously recorded, due to (a) changes in the likelihood of achieving performance targets related to profitability for performance-based stock option awards and (b) personnel turnover in the quarter in excess of previously estimated forfeitures. These were offset by US$0.70 million (RMB4.47 million) of changes in bad debt expense versus the first quarter.

Operating loss was US$2.28 million (RMB14.45 million) in the second quarter of 2012, representing an increase of 35.7% from US$1.68 million in the first quarter of 2012 and a decrease of 89.4% from US$21.42 million in the second quarter of 2011. Non-GAAP operating loss, which reflects the exclusion of share-based compensation expenses, was US$2.34 million (RMB14.83 million) in the second quarter of 2012, as compared to the non-GAAP operating loss of US$1.17 million in the first quarter of 2012 and US$20.97 million in the second quarter of 2011.

Net loss was US$1.47 million (RMB9.35 million) in the second quarter of 2012, representing a decrease of 17.9% from US$1.79 million in the first quarter of 2012 and a decrease of 93.2% from US$21.60 million in the second quarter of 2011. Non-GAAP net loss, which reflects the exclusion of share-based compensation expenses, was US$1.53 million (RMB9.73 million) in the second quarter of 2012, as compared to US$1.28 million in the first quarter of 2012 and US$21.16 million in the second quarter of 2011. The decreased net loss was primarily attributable to (1) government subsidy benefits of US$0.90 million (RMB5.74 million); (2) the US$0.57 million (RMB3.59 million) benefit from the reversal of accrued liabilities for legal matters, and (3) the decrease in share-based compensation expenses, partially offset by (1) a decrease relative to the first quarter in revenues of US$1.65 million (RMB10.49 million) and (2) changes in bad debt expense of US$0.70 million (RMB4.47 million) which had an adverse impact.

Net loss attributable to Ku6 Media was US$1.47 million (RMB9.35 million) in the second quarter of 2012, as compared to US$1.79 million in the first quarter of 2012 and US$21.58 million in the second quarter of 2011. Non-GAAP net loss attributable to Ku6 Media, reflecting the exclusion of share based compensation expenses, was US$1.53 million (RMB9.73 million) in the second quarter of 2012, as compared to the non-GAAP net loss attributable to Ku6 Media of US$1.28 million in the first quarter of 2012 and US$21.14 million in the second quarter of 2011.

Net loss attributable to Ku6 Media per basic and diluted ADS was US$0.03 (RMB0.19) in the second quarter of 2012, as compared to US$0.04 in the first quarter of 2012 and US$0.61 in the second quarter of 2011. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 50.2 million in the second quarter of 2012, 50.2 million in the first quarter of 2012 and 35.2 million in the second quarter of 2011.

Adjusted EBITDA loss, which is herein defined as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items, was US$1.48 million (RMB9.43 million) in the second quarter of 2012, as compared to adjusted EBITDA loss of US$0.34 million in the first quarter of 2012 and US$19.53 million in the second quarter of 2011. The increase was primarily due to a non-GAAP gross loss, partially offset by a decrease in operating expenses.

As of June 30, 2012, the Company had US$23.28 million (RMB147.91 million) in cash and cash equivalents, compared to US$21.79 million as of March 31, 2012. The increase was primarily due to the net effect of cash receipts and payments for amounts due to and from parties under the control of the Company’s majority shareholder, Shanda, in the second quarter of 2012.

Recent Business Developments

Partnership with Kaixin001

On May 24, 2012, the Company announced an agreement with famous Chinese SNS website Kaixin001. Pursuant to the agreement, Ku6 Media, as the video hosting provider, is assisting Kaixin001 to add a brand new video sharing function by supplying technology support to all video uploading activities on Kaixin001. In the mean time, Ku6 Media enables its users to share their videos on Kaixin001 by only one click and also benefits from advertisement income generated by videos on Kaixin001.

2012 Annual General Meeting of shareholders

On July 12, 2012, the Company held its 2012 Annual General Meeting of shareholders. At this meeting, the shareholders approved: (i) amendments to Ku6 Media’s existing Articles of Association, (ii) the Company’s repurchase (and immediate retirement) of an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited, at a price of US$ 0.0291 per share, representing a premium to the Company’s current per share price (in total, approximately US$ 7.84 million), and the Company’s repurchase (and immediate retirement) of an aggregate of 79,717 ADSs (each representing 100 ordinary shares) held by Mr. Shanyou Li, at a price of US$2.91 per ADS (in total, approximately US$ 0.23 million), the Company’s independent financial advisor issued a fairness opinion on the proposed transaction, (iii) election of Mr. Bruno Wu, Mr. Tianqiao Chen, Mr. Danian Chen, Ms. Grace Wu, Mr. Haifa Zhu, Mr. Tuoc Luong, Mr. Wenwen Niu and Ms. Tongyu Zhou to the Company’s Board of Directors to hold office until the next annual general meeting of shareholders of the Company and until his/her successor is duly elected and qualified, or until his/her earlier removal, or earlier vacation of office, and (iv) the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

Conference Call Information

Ku6 Media’s management team will host a corresponding conference call on Friday, September 14, 2012 at 8:00am EDT (8:00pm Beijing time on the same day), to present an overview of the company’s financial performance and business operations.

Dial-in numbers:

International Dial-in Number:	+65 67239381
United States Toll Free Number:	18665194004
Mainland China Toll Free Number:	4006208038 / 8008190121
Hong Kong Toll Free Number:	800930346
Conference ID:	29696612

A replay will be available from 11 am September 14, 2012 EDT for 7 days.

International Dial-in Number:	+61 2 8235 5000
United States Toll Free Number:	18662145335
Mainland China Toll Free Number: Hong Kong Toll Free Number:	4006920026 800901596
Conference ID:	29696612

A live and archived webcast of the conference call will also be available at http://www.media-server.com/m/p/notxcq2n

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China, focusing on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss, non-GAAP net loss attributable to Ku6 Media and adjusted EBITDA loss. We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and non-GAAP net loss attributable to Ku6 Media as the respective nearest comparable GAAP financial measure excluding share-based compensation expenses. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Telephone +86 10 5758 6835

ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2011 US$	June 30, 2012 US$ (Unaudited)	June 30, 2012 RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	26,751	23,282	147,911
Restricted cash	3,600	3,600	22,871
Accounts receivable, net	777	12	76
Accounts receivable due from related parties	2,740	3,500	22,236
Prepaid expenses and other current assets	884	449	2,852
Other receivables due from related parties	19,539	10,383	65,963
Total current assets	54,291	41,226	261,909
Non-current assets:
Deposits	307	304	1,932
Property and equipment, net	3,593	2,847	18,087
Acquired intangible assets, net	24,111	23,331	148,222
Investment in equity affiliate	255	71	451
Goodwill	6,233	6,233	39,598
Total non-current assets	34,499	32,786	208,290
TOTAL ASSETS	88,790	74,012	471,199
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	3,178	3,148	20,000
Accounts payable	6,365	4,178	26,543
Accrued expenses and other current liabilities	10,016	10,130	64,356
Other payables due to related parties	13,552	3,606	22,909
Total current liabilities	33,111	21,062	133,808
Non-current deferred tax liabilities	4,826	4,826	30,659
Total liabilities	37,937	25,888	164,467
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 5,019,786,036 shares issued and outstanding as of December 31, 2011 and June 30, 2012)	251	251	1,595
Additional paid-in capital	184,874	185,323	1,177,357
Accumulated deficit	(132,449)	(135,709)	(862,159)
Accumulated other comprehensive loss	(1,823)	(1,741)	(11,061)
Total Ku6 Media Co., Ltd. shareholders’ equity	50,853	48,124	305,732
Non-controlling interests	—	—	—
Total shareholders’ equity	50,853	48,124	305,732
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,790	74,012	470,199

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	June 30, 2011 US$	March 31, 2012 US$	June 30, 2012 US$	June 30, 2012 RMB	June 30, 2011 US$	June 30, 2012 US$	June 30, 2012 RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising
Third parties	2,906	895	158	1,004	9,069	1,053	6,690
Related parties	1,105	3,785	2,871	18,239	1,503	6,656	42,285
Total revenues	4,011	4,680	3,029	19,243	10,572	7,709	48,975
Cost of revenues:
Advertising
Third parties	12,150	3,531	3,660	23,252	20,786	7,191	45,684
Related parties	86	—	—	—	380	—	—
Total cost of revenues	12,236	3,531	3,660	23,252	21,166	7,191	45,684
Gross profit (loss)	(8,225)	1,149	(631)	(4,009)	(10,594)	518	3,291
Operating expenses:
Product development	767	579	363	2,306	1,244	942	5,984
Sales and marketing	4,486	369	240	1,525	9,794	609	3,869
General and administrative	7,937	1,876	1,041	6,613	11,224	2,917	18,532
Total operating expenses	13,190	2,824	1,644	10,444	22,262	4,468	28,385
Operating loss	(21,415)	(1,675)	(2,275)	(14,453)	(32,856)	(3,950)	(25,094)
Interest income	20	171	162	1,029	40	333	2,115
Other income	90	—	993	6,309	698	993	6,309
Interest expenses	(384)	(237)	(213)	(1,353)	(456)	(450)	(2,859)
Equity in loss of affiliates	—	(48)	(138)	(877)	—	(186)	(1,182)
Loss before income tax expense	(21,689)	(1,789)	(1,471)	(9,345)	(32,574)	(3,260)	(20,711)
Income tax benefit	89	—	—	—	99	—	—
Net loss	(21,600)	(1,789)	(1,471)	(9,345)	(32,475)	(3,260)	(20,711)
Less: Net loss attributable to non-controlling interests	20	—	—	—	45	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(21,580)	(1,789)	(1,471)	(9,345)	(32,430)	(3,260)	(20,711)
Loss per share—basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.01)	(US$0.00)	(US$0.00)	(RMB0.00)	(US$0.01)	(US$0.00)	(RMB0.00)
Loss per ADS - basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.61)	(US$0.04)	(US$0.03)	(RMB0.19)	(US$0.93)	(US$0.06)	(RMB0.41)
Weighted average shares used in per share calculation—basic and diluted	3,515,136,839	5,019,786,036	5,019,786,036	5,019,786,036	3,498,263,576	5,019,786,036	5,019,786,036
Weighted average ADSs used in per ADS calculation—basic and diluted	35,151,368	50,197,860	50,197,860	50,197,860	34,982,636	50,197,860	50,197,860

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2011 US$	March 31, 2012 US$	June 30, 2012 US$	June 30, 2012 RMB	June 30, 2011 US$	June 30, 2012 US$	June 30, 2012 RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(21,600)	(1,789)	(1,471)	(9,345)	(32,475)	(3,260)	(20,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation (reversal)	441	509	(60)	(381)	1,293	449	2,852
Depreciation and amortization	1,422	825	851	5,406	2,865	1,676	10,648
Amortization and write-down of licensed video copyrights	431	1	—	—	2,818	1	6
Impairment of intangible assets	1,365	—	—	—	1,365	—	—
Bad debt provision (reversal)	2,290	(1,359)	(656)	(4,168)	2,383	(2,015)	(12,801)
Reversal of legal provision	—	—	(565)	(3,589)	—	(565)	(3,589)
Exchange loss (gain)	(5)	(5)	(3)	(19)	78	(8)	(51)
Equity in loss of affiliates	—	48	138	877	—	186	1,182
Loss (gain) on disposal of property and equipments	—	1	(22)	(140)	36	(21)	(133)
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	902	2,048	733	4,657	237	2,781	17,668
Prepaid expenses and other current assets	988	266	169	1,074	2,320	435	2,764
Amount due from related parties	(948)	(1,834)	999	6,347	(1,015)	(835)	(5,305)
Deposits and other non-current assets	—	—	—	—	(318)	—	—
Inventories	—	—	—	—	31	—	—
Accounts payable	4,836	(1,522)	(517)	(3,285)	3,402	(2,039)	(12,954)
Accrued expenses and other current liabilities	102	1,742	(1,063)	(6,754)	(254)	679	4,313
Amount due to related parties	505	—	53	337	538	53	337
Income tax payable	(89)	—	—	—	(99)	—	—
Net cash used in operating activities	(9,360)	(1,069)	(1,414)	(8,983)	(16,795)	(2,483)	(15,774)
Cash flows from investing activities:
Purchases of property and equipment	(529)	(152)	(28)	(178)	(931)	(180)	(1,144)
Proceeds from disposal of property and equipments	—	—	23	146	—	23	146
Payments for licensed video copyrights	(2,423)	(140)	(8)	(51)	(3,988)	(148)	(940)
Loans to related parties under common control by Shanda	—	(470)	—	—	(6,700)	(470)	(2,986)
Repayment of loans to related parties under common control by Shanda	—	—	9,700	61,624	—	9,700	61,624
Net cash provided by (used in) investing activities	(2,952)	(762)	9,687	61,541	(11,619)	8,925	56,700
Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	—	—	4	—	—
Proceeds from issuance of common shares to Shanda	50,000	—	—	—	50,000	—	—
Proceeds from issuance of convertible bonds to Shanda	50,000	—	—	—	50,000	—	—
Borrowings from related parties under common control by Shanda	6,653	—	—	—	12,761	—	—
Repayment of loans from related parties under common control of Shanda	—	(3,136)	(6,768)	(42,997)	—	(9,904)	(62,920)
Net cash provided by (used in) financing activities	106,653	(3,136)	(6,768)	(42,997)	112,765	(9,904)	(62,920)
Effect of exchange rate changes on cash and cash equivalents	(112)	2	(9)	(57)	(202)	(7)	(44)
Net increase (decrease) in cash and cash equivalents	94,229	(4,965)	1,496	9,504	84,149	(3,469)	(22,038)
Cash and cash equivalents, beginning of period	17,215	26,751	21,786	138,407	27,295	26,751	169,949
Cash and cash equivalents, end of period	111,444	21,786	23,282	147,911	111,444	23,282	147,911

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.	Non-GAAP Gross Profit (Loss)

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Gross profit (loss)	(8,225)	1,149	(631)	(4,009)	(10,594)	518	3,291
Add back: share-based compensation	123	95	(31)	(197)	497	64	406

Non-GAAP gross profit (loss)	(8,102)	1,244	(662)	(4,206)	(10,097)	582	3,697

2.	Non-GAAP Operating Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Operating expenses	13,190	2,824	1,644	10,444	22,262	4,468	28,385
Deduct: share-based compensation	318	414	(29)	(184)	796	385	2,446

Non-GAAP operating expenses	12,872	2,410	1,673	10,628	21,466	4,083	25,939

3.	Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Product development expenses	767	579	363	2,306	1,244	942	5,984
Deduct: share-based compensation	103	59	(40)	(254)	205	19	121

Non-GAAP product development expenses	664	520	403	2,560	1,039	923	5,863

4.	Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Sales and marketing expenses	4,486	369	240	1,525	9,794	609	3,869
Deduct: share-based compensation	43	29	(17)	(108)	446	12	76

Non-GAAP sales and marketing expenses	4,443	340	257	1,633	9,348	597	3,793

5.	Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
General and administrative expenses	7,937	1,876	1,041	6,613	11,224	2,917	18,532
Deduct: share-based compensation	172	326	28	178	145	354	2,249

Non-GAAP general and administrative expenses	7,765	1,550	1,013	6,435	11,079	2,563	16,283

6.	Non-GAAP Operating Loss

	For the Three Months Ended				For the Six Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
Operating loss	(21,415)	(1,675)	(2,275)	(14,453)	(32,856)	(3,950)	(25,094)
Add back: share-based compensation	441	509	(60)	(381)	1,293	449	2,852

Non-GAAP operating loss	(20,974)	(1,166)	(2,335)	(14,834)	(31,563)	(3,501)	(22,242)

7.	Non-GAAP Net Loss

	For the Three Months Ended				For the Six Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(21,600)	(1,789)	(1,471)	(9,345)	(32,475)	(3,260)	(20,711)
Add back: share-based compensation	441	509	(60)	(381)	1,293	449	2,852

Non-GAAP net loss	(21,159)	(1,280)	(1,531)	(9,726)	(31,182)	(2,811)	(17,859)

8.	Non-GAAP Net Loss Attributable to Ku6 Media Co., Ltd.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(21,580)	(1,789)	(1,471)	(9,345)	(32,430)	(3,260)	(20,711)
Add back: share-based compensation	441	509	(60)	(381)	1,293	449	2,852

Non-GAAP net loss attributable to Ku6 Media Co., Ltd.	(21,139)	(1,280)	(1,531)	(9,726)	(31,137)	(2,811)	(17,859)

9.	Adjusted EBITDA Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(21,580)	(1,789)	(1,471)	(9,345)	(32,430)	(3,260)	(20,711)
Add back (deduct):
Interest income	(20)	(171)	(162)	(1,029)	(40)	(333)	(2,115)
Interest expenses	384	237	213	1,353	456	450	2,859)
Income tax benefit	(89)	—	—	—	(99)	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	1,422	825	851	5,406	2,865	1,676	10,648

EBITDA loss	(19,883)	(898)	(569)	(3,615)	(29,248)	(1,467)	(9,319)
Adjustments:
Share-based compensation	441	509	(60)	(381)	1,293	449	2,852
Equity in loss of affiliates	—	48	138	877	—	186	1,182
Other income	(90)	—	(993)	(6,309)	(698)	(993)	(6,309)

Adjusted EBITDA loss	(19,532)	(341)	(1,484)	(9,428)	(28,653)	(1,825)	(11,594)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name: Frank Feng
Title: Acting CFO

Date: September 14, 2012